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                                                                     EXHIBIT 4.1

                             Employment Agreement

This Employment Agreement (this "Agreement") is entered into as of _______, 1999 by and between Tim Hutchison ("Employee") and Pine Tree Telephone and Telegraph Company, or its successors or assigns (the "Company").

In consideration of the mutual promises and covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the parties hereto, and with particular reference to that certain Stock Purchase Agreement dated May 15, 1999 by and among Continental Choice Care, Inc., the Company and Employee (the "Stock Purchase Agreement"), the parties hereto agree as follows:

1. Employment. The Company and the Employee agree that from the date hereof until his sixty-fifth birthday, the Employee shall be employed by the Company on the terms set forth herein. Employee shall be subject to the direction of the board of directors of the Company, within the limits set forth herein, and shall report to the President of the Company.

2. Salary. Employee shall be paid an annual salary of $20,000, which shall be paid over the course of the year in accordance with the Company's normal payroll practices for salaried employees.

3. Benefits. Employee shall receive the following benefits during the term hereof, or for a different period if specified:

     (a) health, dental, and any other insurance benefits, each as and if provided to the Company's management-level employees;

     (b) a company car for company and personal use, not marked with the logo or name of the Company, subject to Company policy relating to vehicle selection and use, but Employee's past use and selection of company vehicles prior to the sale of the Company shall be deemed acceptable;

     (c) use of Employee's current office on the Company's premises, subject to the terms relating thereto set forth in the Stock Purchase Agreement;

     (d) during the term hereof and thereafter until Employee's death, telephone service within the Company's local service area and to extended local (premium or free) calling areas, on two lines, at employee's residence;

     (e) during the term hereof and thereafter until Employee's death, the Company shall not charge Employee for Employee's toll calls, except that the Employee may be charged by the Company for any out-of-pocket charges by third parties net of related third-party revenues to the Company associated therewith

     (f) reimbursement for expenses, according to the Company's policies for reimbursement as may be from time to time in effect, for reasonable travel, lodging, meals and attendance fees once per year at a national or regional industry conference of Employee's choice, as a representative of the Company or Purchaser
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4.   Responsibilities. Employee shall review the capital budget prepared by the
     Company each year for the following year, provided that such budget shall be presented to Employee on or before December 1st. Employee shall provide general comments and suggestions relating to such budget consistent with past practices as applied to current market, industry and local conditions. Employee shall also provide specific analysis and recommendations as to the outside plant construction proposal contained in the annual budget, including the need for individual projects proposed, the level of sufficiency of provisioning for each, and, in the case of cable construction, the pair utilization design (the "Pair Count" design). Employee shall provide recommendations regarding any proposed changes in appropriate technical standards and specifications for construction being contemplated.

     Employee's specific responsibilities, as described above, shall be performed, and Employee shall be available during any thirty business days of Employee's choice of the period between November 15 and February 20 of the following year (other than between December 24 and January 4, and Thanksgiving and the following Friday), but for no more than thirty days, with the understanding that a thorough and competent review may not be forthcoming in the event that the details of major project proposals such as cable and central office equipment construction are not available for Employee's review during the entire period described herein.

     Employee's responsibilities hereunder shall be advisory, and shall not be construed to require Employee to prepare studies, budgets, etc.

     Employee shall be reasonably available (by telephone, generally) to advise the Company throughout the year to advise the Company on matters regarding the history of the Company's industry negotiations and PUC interactions and as to the application of past practices to current situations.

5.   Pension.

     Whereas, the Company currently maintains the Pine Tree Telephone and Telegraph Company Employees' Pension Plan, as amended (the "Pension Plan"), a qualified defined benefit pension plan, that provides a retirement benefit equal to the Standard Retirement Benefit defined in Section 4.02 of the Pension Plan;

     Whereas, Employee's salaried status along with the duties and responsibilities set forth above equate, in the Company's opinion, to the Employee remaining generally subject to the Company's supervision and control at all times during his employment by the Company;

     Whereas, this contract equates to full time employment in the Company's opinion, as well as under the guidelines of the Pension Plan (as explained in the attached letter dated March 18, 1999 from the Nyhart Company, Inc.);
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     Whereas, the Company hereby covenants that the Company shall take no action which could or would change such full-time status during Employee's term of employment with the Company;

     Whereas, the Company desires that the Employee receive a benefit equal to his Standard Retirement Benefit (as defined in the Pension Plan) as if Employee had continued to accrue benefits during employment at the Company, or other form of benefit as employee could elect under the Pension Plan, together with any further benefits Employee or Employee's heirs would receive ("Full Standard Retirement Benefit"), upon commencement of benefits ("Retirement") even if the Pension Plan is terminated or frozen;

     Whereas, the Company may elect to terminate or freeze the Pension Plan in order to substitute a different pension plan for the benefit of employees, and;

     Whereas, the "Fixed Accrued Benefit" is defined hereby as the Employee's Standard Retirement Benefit under the Pension Plan as of the date upon which the Pension Plan is terminated or frozen, if applicable;

     The Company will provide a benefit to the Employee ("Additional Benefit") upon Retirement equal to his Full Standard Retirement Benefit based on all the years Employee was employed under the Pension Plan before its termination or freeze, together with all years the Employee was employed by the Company thereafter, offset by his Fixed Accrued Benefit and further offset by that portion of the annuitized value (calculated using the provisions as set forth in
Section 5.02 of the Pension Plan to convert any account balance to an annuity amount), at Employee's time of Retirement, of any other benefit to the Employee arising from any other qualified plan sponsored by the Company or any and attributable to contributions made by the Company. Value attributable to contributions made by Employee shall not be included in such offset (for example, 60% of the value of a 401K account funded 40% by the Company and 60% by the Employee would not be included in the offset). The Full Standard Retirement Benefit will be calculated based on the same provisions defined in the Pension Plan and the payment of the Additional Benefit will commence at the same time and in the same form of payment as could be or could have been elected by the Employee under the Pension Plan.
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     The Company may elect, but is under no obligation to fund the Additional
Benefit through a trust.



     PINE TREE TELEPHONE AND TELEGRAPH COMPANY



     By:     ____________________________
     Title:  ____________________________



     EMPLOYEE


             ____________________________
             Tim Hutchison